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                                                                    EXHIBIT 99.6







                               LORAL CORPORATION


                           EMPLOYMENT PROTECTION PLAN


                          (EFFECTIVE JANUARY 7, 1996)
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                               LORAL CORPORATION
                           EMPLOYMENT PROTECTION PLAN

                          (Effective January 7, 1996)

     Loral Corporation (the "Company") believes that the best interests of the Company and its shareholders will be served if certain key employees of the Company are provided with certain rights upon a Change of Control (as hereinafter defined). Accordingly, the Company hereby establishes this "Loral Corporation Employment Protection Plan" (the "Plan") for the benefit of such key employees.

                              SECTION 1.   DEFINITIONS

     In addition to the terms defined in the preceding paragraph, the following definitions shall apply for purposes of the Plan.

  1.1. "Annual Bonus" means the greater of the two most recent fiscal year bonuses (annualized, if awarded in respect of a partial year) awarded to an Eligible Employee prior to a Change of Control under the bonus program of any Loral Company applicable to such Executive.

  1.2. "Annual Salary" means an Eligible Employee's annual rate of regular salary as in effect immediately prior to the Change of Control.

  1.3.    "Board" means the Board of Directors of the Company.

  1.4. "Cause" means any of the following, other than due to an Eligible Employee's Permanent Disability or death:

          (a) an Eligible Employee's gross misconduct which is demonstrably willful and deliberate and which results in material damage to the Company's business or reputation; or

          (b) an Eligible Employee's repeated willful and deliberate neglect of, or refusal to perform, the duties required or associated with the Eligible Employee's employment.

  1.5. "Change of Control" means the occurrence of any of the following events: (i) any person (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended from time to time (the "Exchange Act"), and as used in Sections 13(d) and 14(d) thereof)), excluding the Company, any majority owned subsidiary of the Company (a "Subsidiary") and any employee benefit plan sponsored or maintained by the Company or any Subsidiary (including any trustee of such plan acting as trustee), but including a "group" as defined in Section 13(d)(3) of the Exchange Act (a "Person"), becomes the beneficial owner of

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shares of the Company having at least 50% of the total number of votes that may be cast for the election of directors of the Company (the "Voting Shares") provided, however, that such an event shall not constitute a Change of Control if such acquisition has been approved by a majority of the Incumbent Directors (as defined in subsection 1.4 (iii)); (ii) the shareholders of the Company shall approve any merger or other business combination of the Company, sale of the Company's assets or combination of the foregoing transactions (a "Transaction") other than a Transaction involving only the Company and one or more of its Subsidiaries, a Transaction approved by a majority of the Incumbent Directors, or a Transaction immediately following which the shareholders of the Company immediately prior to the Transaction, excluding for this purpose any shareholder owning directly or indirectly more than 10% of the shares of the other company involved in the Transaction, continue to have a majority of the voting power in the resulting entity, or (iii) within any 24-month period beginning on or after January 7, 1996, the persons who were directors of the Company immediately before the beginning of such period (the "Incumbent Directors") shall cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the Company, provided that any director who was not a director as of January 7, 1996 shall be deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of this subsection 1.4 (iii); provided, however, that no Change of Control shall be deemed to occur as a result of the successful consummation of the "Offer" (as defined in Section 1.1(a) of the Agreement and Plan of Merger Dated as of January 7, 1996 By and Among the Company, Lockheed Martin Corporation and LAC Acquisition Corporation), or upon the successful consummation of any transaction which is approved by the Incumbent Directors and as a result of which Lockheed Martin Corporation or any wholly owned subsidiary thereof acquires substantially all of the Company's voting securities or substantially all of the Company's defense businesses (the "Lockheed Martin Merger").

  1.6. "Code" means the Internal Revenue Code of 1986, as amended from time to time.

  1.7.    "Committee" means the Compensation Committee of the Board.

  1.8. "Common Stock" means the common stock of the Company, $.25 par value per share.

  1.9. "Company" means the Loral Corporation and any successor or successors thereto.

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  1.10.   "Eligible Employee" means each full-time employee of either the
Company or another Loral Company whose name appears on Schedule A hereto.

  1.11. "Eligible Termination" means an involuntary termination of employment without Cause, or a resignation for Good Reason, which occurs as of or within the three-year period following a Change of Control; provided, however, that the transfer of employment to another employer that is a member of the Loral Companies shall not in itself constitute an Eligible Termination (but any such transfer will not preclude another or accompanying event or reason from constituting or causing an Eligible Termination, and the protections of the Plan and corresponding obligations of the Company will remain in effect following any such transfer of employment).

  1.12. "Good Reason" means any one or more of the following events, which occurs without an Eligible Employee's express prior written consent or approval, other than due to an Eligible Employee's Permanent Disability or death:

               (i) a good faith determination by the Eligible Employee that the Company or any of its officers has taken or failed to take any action (including, without limitation, (A) exclusion of the Eligible Employee from consideration of material matters within his area of responsibility, other than an insubstantial or inadvertent exclusion remedied by the Company promptly after receipt of notice thereof from the Eligible Employee, (B) statements or actions which undermine the Eligible Employee's authority with respect to persons under his supervision or reduce his standing with his peers, other than an insubstantial or inadvertent statement or action which is remedied by the Company promptly after receipt of the notice thereof from the Eligible Employee, (C) a pattern of discrimination against or harassment of the Eligible Employee or persons under his supervision and
     (D) the subjection of the Eligible Employee to procedures not generally applicable to other similarly situated executives) which changes the Eligible Employee's position (including titles), authority or responsibilities under Section 4 of this Agreement or reduces the Eligible Employee's ability to carry out his duties and responsibilities under
     Section 4 of this Agreement;

               (ii) any reduction in an Eligible Employee's Annual Salary or any material reduction in his annual bonus opportunity or employee benefits from the level in effect immediately prior to the Change of Control, other than an insubstantial or inadvertent failure remedied by the Company promptly after receipt of notice thereof from the Eligible Employee; or

               (iii) the Company's requiring the Eligible Employee to be employed at any location more than 35 miles further

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     from his principal residence than the location at which the Eligible
     Employee was employed immediately preceding the Effective Date.

  1.13. "Permanent Disability" means an Eligible Employee's inability, by reason of any physical or mental impairment, to substantially perform the significant aspects of his or her regular duties, which inability is reasonably contemplated to continue for at least one (1) year from its incurrence.

  1.14. "Plan" means the Loral Corporation Employment Protection Plan, as set forth herein and as amended from time to time.

  1.15. "Severance Period" means the period commencing on the date of an Eligible Employee's Eligible Termination and continuing for a period of twenty-four months.

  1.16. "Loral Companies" means the Company and its subsidiaries and affiliates, and any successor or successors thereto.

          SECTION 2.  EFFECT OF AN ELIGIBLE TERMINATION

  2.1. If an Eligible Employee incurs an Eligible Termination, the Eligible Employee shall be entitled to all applicable benefits provided hereafter in this Section 2 or as otherwise set forth in this Plan.

  (a) Salary and Bonus: Within two (2) business days after the date of his or her Eligible Termination, the Company shall pay or cause to be paid to the Eligible Employee a single lump sum amount, in cash, equal to two times the sum of

            (1)   the Eligible Employee's Annual
                                                Salary,

            (2)   the Eligible Employee's Annual Bonus, and

            (3) an amount equal to the average annual compensation received by the Eligible Employee (determined as the sum of the amount includable as current income to the Eligible Employee for tax purposes plus any amount which would have been so includable but for a deferral election) under the Company's restricted stock plan over the three fiscal years prior to the Change of Control.

  (b) Continued Welfare Benefits: Until the earlier of the end of an Eligible Employee's Severance Period or the date on which such Eligible Employee becomes employed by a new employer, the Company shall, at its expense, provide such Eligible Employee with medical, dental, life insurance, disability and accidental death and dismemberment benefits at the highest level provided to

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such Eligible Employee during the period beginning immediately prior to the
Change of Control and ending on the date of such Eligible Employee's Eligible Termination; provided, however, that if the Eligible Employee becomes employed by a new employer which maintains a major medical plan (or its equivalent) that either (i) does not cover the Eligible Employee with respect to a pre-existing condition which was covered under the Company's major medical plan, or (ii) does not cover the Eligible Employee for a designated waiting period, the Eligible Employee's coverage under the Company's major medical plan shall continue (but shall be limited in the event of noncoverage due to a preexisting condition, to the preexisting condition itself) until the earlier of the end of the applicable period of noncoverage under the new employer's plan or the end of the Severance Period. Following such Severance Period or the date of new employment, if earlier, the regular rights of an Eligible Employee to continuation of benefits under COBRA coverage, if any, shall apply.

  (c) Payment of Accrued But Unpaid Amounts: Within two (2) business days after the date of his or her Eligible Termination, the Company shall pay the Eligible Employee (i) any unpaid portion of the Eligible Employee's bonus accrued with respect to the full calendar year ended prior to the date of the Eligible Termination, and (ii) all compensation earned or previously deferred by such Eligible Employee but not yet paid (including cash compensation for vacation days accrued but not taken as of the date of the Eligible Termination, based on the Annual Salary amount converted to a per diem equivalent in accordance with the Company's normal payroll practices as in effect prior to the Change of Control).

  (d) Payment for Other Reduced Severance Benefits. The amounts payable to an Eligible Employee under this Section 2 are supplemental to any other severance benefits to which the Eligible Employee is entitled under any severance plan or Plan of the Loral Companies in effect as of the Change of Control (collectively, "Other Severance Benefits"). In the event that an Eligible Employee's Other Severance Benefits are reduced or eliminated after the Change of Control, the amount otherwise payable to an Eligible Employee hereunder upon an Eligible Termination shall be increased by the amount of such reduction or elimination.

     2.2. Maximum Benefits: Anything in Section 2.1 to the contrary notwithstanding, payments under Section 2.1 shall not exceed the maximum amount which can be paid to an Eligible Employee without causing such payments to be treated as "excess parachute payments" for purposes of Section 280G of the Code taking into account all payments made to the Eligible Employee which constitute "parachute payments" for purposes of Section 280G.

  2.3 Mitigation: An Eligible Employee shall not be required to mitigate damages or the amount of any payment provided for

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under this Plan by seeking other employment or otherwise, and compensation earned from such employment or otherwise shall not reduce the amounts otherwise payable under this Plan. No amounts payable under this Plan shall be subject to reduction or offset in respect of any claims which the Company or any member of the Loral Companies (or any other person or entity) may have against the Eligible Employee.

  2.4. Withholding: The Company may, to the extent required by law, withhold applicable federal and state income, employment and other taxes from any payments due to any Eligible Employee hereunder.

            SECTION 3.  LIMITS ON AMENDMENT OR TERMINATION; EFFECT ON
                                  OTHER PLANS

  3.1. This Plan shall terminate automatically and without further action by the Board upon the successful consummation of the Lockheed Martin Merger.

  3.2. The Board may amend or terminate this Plan at any time; provided, however, that upon occurrence of a Change of Control, this Plan (expressly including, but not limited to, this Section 3) shall remain in effect, and may not be altered or amended in any way which would adversely affect the rights of any Eligible Employee hereunder, for at least three (3) years following the Change of Control, and for such additional time as may be necessary to give effect to the terms of the Plan as in effect at the Change of Control. Thereafter, the Board may amend or terminate this Plan in any manner which does not adversely affect the rights of any Eligible Employee who has incurred an Eligible Termination.

  3.3. An Eligible Employee shall, after the date of his or her Eligible Termination, retain all rights (to the extent any such rights existed at any time prior to the Change of Control) to indemnification under applicable law or under the applicable Loral Companies' Certificate of Incorporation or By-Laws, as they may be amended or restated from time to time. In addition, to the extent coverage had been otherwise available to the Eligible Employee prior to the Change of Control, the Company shall maintain Director's and Officer's liability insurance on behalf of the Eligible Employee, at the level in effect immediately prior to the date of his or her Eligible Termination.

                      SECTION 4.  ADMINISTRATION OF THE PLAN

  4.1. The Committee shall be the Administrator of this Plan and shall have the exclusive right, power and authority to:

            (a) interpret, in its sole discretion, any and all of the provisions of the Plan;


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          (b)      establish a claims review procedure, if necessary and
          advisable; and

         (c)
consider and decide conclusively any questions (whether of fact or otherwise) arising in connection with the administration of the Plan or any claim for a benefit arising under the Plan.

Any decision or action of the Committee pursuant to this Section 4.1 shall be conclusive and binding.

  4.2. The Company shall pay all costs and expenses, including attorneys' fees and disbursements, at least monthly, of any Eligible Employee in connection with any legal proceeding (including arbitration), whether or not instituted by a member of the Loral Companies or an Eligible Employee, relating to the interpretation or enforcement of any provision of this Plan, except that if such Eligible Employee instituted the proceeding and the judge, arbitrator or other individual presiding over the proceeding affirmatively finds that the Eligible Employee instituted the proceeding in bad faith, the Eligible Employee shall pay all costs and expenses, including attorney's fees and disbursements, of such Eligible Employee.

                            SECTION 5.  MISCELLANEOUS

  5.1. Neither the establishment of the Plan nor any action of the Company, any other member of the Loral Companies, the Committee, or any fiduciary shall be held or construed to confer upon any person any legal right to continued employment with the Company or with any member of the Loral Companies.

     Nothing in the Plan shall be construed to prevent the Company or any member of the Loral Companies from terminating an Eligible Employee's employment for Cause. If an Eligible Employee is terminated for Cause, the Company shall have no obligation to make any payments under this Plan, except for payments that may otherwise be payable under then existing Employee benefit plans, Plans and arrangements of the Company or of any other member of the Loral Companies.

  5.2. Benefits payable under the Plan shall be paid out of the general assets of the Company. The Company is not required to fund the benefits payable under this Plan; provided, however, nothing in this Section 5.2 shall be interpreted as precluding the Company from funding or setting aside amounts in anticipation of paying any such benefits.

  5.3. Benefits payable under the Plan shall not be subject to assignment, alienation, transfer, pledge, encumbrance, commutation or anticipation by any Eligible Employee. Any attempt to assign, alienate, transfer, pledge, encumber, commute or anticipate Plan benefits shall be void. In addition, no rights or interest under the Plan shall be in any manner subject

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to levy, attachment or other legal process to enforce payment of any claim against any Eligible Employee except to the extent required by law.

  5.4. Except as otherwise provided herein, this Plan shall be binding upon, inure to the benefit of and be enforceable by the Company and the Eligible Employees and their respective heirs, legal representatives, successors and assigns. If the Company shall be merged into or consolidated with another entity, the provisions of this Plan shall be binding upon and inure to the benefit of the entity surviving such merger or resulting from such consolidation, and such provisions shall also be binding upon and inure to the benefit of any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company, and such successor shall assume and perform the obligations, responsibilities and liabilities to which the Company or any member of the Loral Companies is subject under this Plan in the same manner and to the same extent that the Company or any member of the Loral Companies would be required to perform if no such succession had taken place. The provisions of this Section 5.4 shall continue to apply to each subsequent employer of any Eligible Employee in the event of any subsequent merger, consolidation or transfer of assets of any such subsequent employer.

  5.5. This Plan shall be governed by and construed in accordance with the laws of the State of New York (without reference to rules relating to conflicts of laws), except to the extent superseded by applicable federal law.

  5.6. Any action required or permitted to be taken by the Company under this Plan shall be taken by the Board or by the Committee, or any designee of the Committee pursuant to Section 4, in each case subject to the limits on amendment and termination contained in Section 3 hereof.

  5.7. Entitlement to any benefits under this Plan is expressly subject to and conditioned upon the Eligible Employee agreeing to and signing (i) a customary exit letter that may contain confidentiality, future cooperation and other provisions, if requested, and (ii) the Company's standard form general release of employment and other claims that the Eligible Employee may have.

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